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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer

October 30, 2012

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                                                                October 30, 2012

                                                    Company: RICOH COMPANY, LTD.
                                               Representative:       Shiro Kondo
                                                               President and CEO
                                               Contact:            Yutaka Kaneko
                                                                 General Manager
                                                                   PR Department
                                                                 +81-3-6278-5228

NOTICE REGARDING INTERIM DIVIDEND AND REVISION OF EXPECTED YEAR END DIVIDEND

Tokyo - October 30, 2012 - Ricoh Company, Ltd. (President & CEO: Shiro Kondo) hereby notifies you of resolution to pay a dividend (interim dividend) with reference date by September 30, 2012 on the Board of Directors held today and of revision of expected year end dividend as outlined below.

1. Interim dividend details

(1) The amount determined

Reference date: September 30, 2012
Dividends per share: JPY 12.50
Total amount of dividends: JPY 9.063 billion
Effective date: December 3, 2012
Dividend resource: Retained earnings

(2) Interim dividend for the previous corresponding period

Reference date: September 30, 2011
Dividends per share: JPY 16.50
Total amount of dividends: JPY 11.970 billion
Effective date: December 1, 2011
Dividend resource: Retained earnings

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2. Revision of expected year end dividends

                                 Dividends per share (yen)
                               ----------------------------
                               Interim  Year-End  Full Year
                               -------  --------  ---------
Previous forecast                   --     12.50      25.00
New forecast                        --     16.50      29.00
Year ending March 31, 2013       12.50        --         --
(Reference)
Year ending March 31, 2012       16.50      8.50      25.00

3. Reason

We will continue adhering to our policy of issuing stable dividend payments, upon returning profits to shareholders while considering the dividend payout ratio.

Based on the consolidated results for the six months ended September 30, 2012, we have decided JPY12.50 as an interim dividend for the fiscal year ending as initially forecasted.

The company is currently performing group-wide activities to streamline costs, and through these activities, the cost reduction is expected to be greater than the initial target set forth by the company. For this reason, along with the assumption that we will meet our business target at the end of the fiscal year, we have increased the expected year end dividends per share by JPY4.00 compared with the previous forecast to JPY16.50 per share.

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